Exhibit 99.4

Imperial Tobacco Group PLC is pleased to announce that it expects to release its interim results for the financial year ending 30 September 2005 on Tuesday 26 April 2005.  The interim dividend will be paid on 5 August 2005 to shareholders on the register at 8 July 2005.

Trevor Williams
Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com